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                             December 21, 2022

       James M. Brogdon
       Executive Vice President, Chief Financial Officer and Treasurer Simmons First National Corporation
       501 Main Street
       Pine Bluff, Arkansas 71601

                                                        Re: Simmons First
National Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Form 10-Q for the
Quarterly Period Ended September 30, 2022
                                                            File No. 000-06253

       Dear James M. Brogdon:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Quarterly Period Ended September 30, 2022

       Condensed Notes to Consolidated Financial Statements
       Note 2: Acquisitions, page 11

   1. We note your disclosure of various acquisitions that the Company has completed during
                                                        2022 and 2021. In your
future filings, please expand to include all disclosures required by
                                                        ASC 805-10-50. For
example, we refer you to the requirements to disclose acquisition-
                                                        related costs in
accordance with ASC 805-10-50-2(f), as well as amounts of revenue and earnings of the
acquiree since the acquisition date and supplemental pro forma information in
accordance with ASC 805-10-50-2(h).
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       GAAP Reconciliation of Non-GAAP Financial Measures, page 77

   2. We note the Company's adjustment for the exclusion of "Day 2 CECL Provision" in your definition of Non-GAAP
financial measures. Please address the following:
 James M. Brogdon
Simmons First National Corporation
December 21, 2022
Page 2
                Considering the nature of your business and operations, tell us how you evaluated the excluded provision expense to be a normal, recurring operating expense of the
              Company.
                Tell us how you intend to present this measure on a consistent basis going forward.
              For example, to the extent that there is a release of the allowance related to the "Day
              2 CECL Provision" in a future period, tell us if the Company intends to exclude any potential related gains associated with the release.
                Tell us how you considered and evaluated this adjustment as an individually tailored accounting principle that is prohibited by Rule 100(b) of Regulation G.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Marc Thomas at (202)551-3452 or Robert Klein at
(202)551-3847 with
any questions.



FirstName LastNameJames M. Brogdon                             Sincerely,
Comapany NameSimmons First National Corporation
                                                               Division of
Corporation Finance
December 21, 2022 Page 2                                       Office of
Finance
FirstName LastName